UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Acquisition of own shares in the terms of article 64 of the Capital Markets Law and the Argentine National Securities Commission regulations

Autonomous City of Buenos Aires, April 22, 2024

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Acquisition of own shares in the terms of article 64 of the Capital Markets Law and the Argentine National Securities Commission regulations

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group in Argentina with a nationwide presence, announces that, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013), on April 19, 2024, the Company´s Board of Directors (the “Board”),  approved a program for the repurchase of own shares, in accordance with Article 64 of Law 26.831 and the CNV Regulations (the “Program”). To make such a decision, the following were taking into account: (i) the current local macroeconomic environment; (ii) the current trading price of shares that have not yet reflect yet the real value of the Company's assets or their potential; and (iii)an environment of negative real interest rates in the local market. The objective of the Program is to contribute to the strengthening of shares in the market and reduce fluctuations in their quoted value that do not reflect their real value, also resulting in a viable and efficient alternative to allocate the Company's excess cash position for the benefit of the Company and its shareholders The repurchase of shares represents the continued confidence and the conviction of the Board of Directors and management in the execution of the Company’s strategic priorities and in its valuation. It is noted that the Company has the liquidity necessary to perform the own shares acquisition program and that an adequate level of solvency would be maintained after the execution of the Program. Below it is described the Program´s terms and conditions:

1.	The purpose of the repurchase program will be: i) to contribute to reducing the difference between the Company´s fair value based on its assets value and the quoted price from stock exchange, seeking to strengthen its market performance by efficiently applying the Company´s liquidity in an environment of negative real interest rates; and/or, ii) the execution of a compensation program for key officials approved today by the the Ordinary and Extraordinary Shareholders Meeting of April 19, 2024.

2.	The maximum amount to be invested will be AR$4,000,000,000 (Four Billion Argentine Pesos) or the lower amount that reaches the repurchase of 10% of the capital stock including for the purposes of calculating said percentage the shares that the Company already holds.

3.	The shares acquired and held by the Company shall never surpass, as a whole, the limit of ten per cent (10%) of Grupo Supervielle´s capital stock. In accordance with article 64 of Law 26,831, the shares to be acquired are fully paid-in.

4.	The amount of the acquisitions in the Argentine market may not exceed twenty-five (25%) of the Company's shares average daily trading volume during the previous 90 (ninety) business days in accordance with the provisions of the Law 26,831.

5.	The price to be paid per share will be up to a maximum of US$8 (Eight United States Dollars) per ADR in the New York Stock Exchange and up to a maximum of AR$1,600 (One Thousand Six Hundred Argentine Pesos) per Class B share in Bolsas y Mercados Argentinos S.A.

6.	The acquisition will be made with realized and liquid earnings and/or with the Company´s Voluntary Reserve, as per the Financial Statements as of December 31, 2023. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting its solvency.

7.	The Company will acquire shares for a 120-day (one hundred and twenty) period as from the start of this Program, which will take place on the business day following the publication of the Program in the corresponding markets, subject to any period renewal or extension approved by the Board of Directors, which will be duly informed.

8.	As long as the share repurchase plan by the Company is in place, Directors, statutory auditors, and senior managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the period is in force.

The Company’s Audit Committee expressed its favorable opinion on the terms and conditions of the Program, and the Supervisory Committee informed that the Company has the required liquidity and solvency to purchase the shares.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 22, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer